Morgan Stanley Finance LLC	Free Writing Prospectus relating to Preliminary Terms No. 1,413 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 8, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Securities due February 1, 2029

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, prospectus supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”), S&P 500® Index (the “SPX Index”) and EURO STOXX 50® Index (the “SX5E Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Aggregate principal amount:	$1,000 per security
Pricing date:	January 28, 2019
Original issue date:	January 31, 2019 (3 business days after the pricing date)
Maturity date:	February 1, 2029
Quarterly coupon:

Years 1-5: On all coupon payment dates through February 2024, a fixed coupon at an annual rate of 7.00% (corresponding to approximately $17.50 per quarter per security) is paid quarterly.

Years 6-10: Beginning with the May 2024 coupon payment date, a contingent coupon at an annual rate of 7.00% (corresponding to approximately $17.50 per quarter per security) is paid quarterly but only if the closing value of each underlying index is at or above its respective barrier level on the related observation date.

If, on any observation date in years 6-10, the closing value of any underlying index is less than the barrier level for such index, we will pay no coupon for the applicable interest period. It is possible that any or all underlying indices will remain below the respective barrier level(s) for extended periods of time or even throughout years 6-10 so that you will receive few or no contingent quarterly coupons during that period.

Barrier level:	With respect to the RTY Index: 65% of its initial index value With respect to the SPX Index: 65% of its initial index value With respect to the SX5E Index: 65% of its initial index value
Payment at maturity:

If the final index value of each underlying index is greater than or equal to its respective barrier level, investors will receive the stated principal amount and the contingent quarterly coupon with respect to the final observation date.

If the final index value of any underlying index is less than its respective barrier level, investors will receive (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $943.50 per security, or within $40.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary pricing supplement, prospectus supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest after the first five years. For the first five years, the securities will pay a fixed quarterly coupon at the rate specified below. Thereafter, the securities will pay a contingent quarterly coupon but only if the index closing value of each of the Russell 2000® Index, the S&P 500® Index and the EURO STOXX 50® Index on the related observation date is at or above 65% of its respective initial index value, which we refer to as the barrier level. If the index closing value of any underlying index is less than the barrier level for such index on any observation date after the first five years, we will pay no interest for the related interest period. At maturity, if the final index value of each underlying index is greater than or equal to the barrier level of 65% of the respective initial index value, the payment at maturity will be the stated principal amount and the related contingent quarterly coupon. If, however, the final index value of any underlying index is less than its barrier level, investors will be exposed to the decline in the worst performing underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 65% of the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment based on the performance of any underlying index and also the risk of not receiving any quarterly coupons after the first 5 years. Investors will not participate in any appreciation of any underlying index. Because payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective barrier level of any underlying index will result in few or no contingent quarterly coupons after the first five years and/or a significant loss of your investment, even if one or both of the other underlying indices have appreciated or have not declined as much. These long-dated securities are for investors who are willing to risk their principal based on the worst performing of three underlying indices and who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving few or no quarterly coupons after the first 5 years if any underlying index closes below the barrier level for such index on the observation dates. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, prospectus supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000171/dp100473_424b2-ps1413.htm

Terms continued from previous page:

Initial index value:

With respect to the RTY Index: its index closing value on the pricing date

With respect to the SPX Index: its index closing value on the pricing date

With respect to the SX5E Index: its index closing value on the pricing date

Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms. If any such day is not a business day, that quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Quarterly, beginning April 29, 2024, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to January 29, 2029 as the final observation date.
CUSIP / ISIN:	61768DXH3 / US61768DXH33
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	After the first 5 years, the securities do not provide for regular interest payments.

•	You are exposed to the price risk of each underlying index, with respect to both the contingent quarterly coupons after the first 5 years, if any, and the payment at maturity, if any.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

•	The contingent quarterly coupon, if any, is based only on the value of each underlying index on the related quarterly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in any underlying index.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The securities are linked to the EURO STOXX 50® Index and are subject to risks associated with investments in securities linked to the value of foreign equity securities.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Not equivalent to investing in the underlying indices.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 10-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent quarterly coupon is paid with respect to an observation date and how to calculate the payment at maturity. The following examples are for illustrative purposes only. For the first 5 years, you will receive a fixed quarterly coupon at a rate of 7.00% per annum regardless of the performance of the underlying indices. Whether you receive a contingent quarterly coupon after the first 5 years will be determined by reference to the index closing value of each underlying index on each quarterly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the final index value of each underlying index on the final observation date. The actual initial index value and barrier level for each underlying index will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The below examples are based on the following terms:

Quarterly Coupon:

Years 1-5: On all coupon payment dates through February 2024, a fixed coupon at an annual rate of 7.00% (corresponding to approximately $17.50 per quarter per security) is paid quarterly.

Years 6-10: Beginning with the May 2024 coupon payment date, a contingent coupon at an annual rate of 7.00% (corresponding to approximately $17.50 per quarter per security) is paid quarterly but only if the closing value of each underlying index is at or above its respective barrier level on the related observation date.

If, on any observation date in years 6-10, the closing value of any underlying index is less than the barrier level for such index, we will pay no coupon for the applicable interest period. It is possible that one or more underlying indices will remain below the respective barrier level(s) for extended periods of time or even throughout years 6-10 so that you will receive few or no contingent quarterly coupons during that period.

Payment at Maturity

If the final index value of each underlying index is greater than or equal to its respective barrier level: the stated principal amount and the contingent quarterly coupon with respect to the final observation date.

If the final index value of any underlying index is less than its respective barrier level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the RTY Index: 1,200 With respect to the SPX Index: 2,100
With respect to the SX5E Index: 3,000
Hypothetical Barrier Level:

With respect to the RTY Index: 780, which is 65% of the hypothetical initial index value for such index

With respect to the SPX Index: 1,365, which is 65% of the hypothetical initial index value for such index

With respect to the SX5E Index: 1,950, which is 65% of the hypothetical initial index value for such index

* The actual quarterly coupon will be an amount determined by the calculation agent based on the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical quarterly coupon of $17.50 is used in these examples for ease of analysis.

How to determine whether a contingent quarterly coupon is payable with respect to an observation date during years 6-10:

	Index Closing Value			Contingent Quarterly Coupon
	RTY Index	SPX Index	SX5E Index
Hypothetical Observation Date 1	800 (at or above barrier level)	1,800 (at or above barrier level)	2,500 (at or above barrier level)	$17.50
Hypothetical Observation Date 2	400 (below barrier level)	1,000 (below barrier level)	2,800 (at or above barrier level)	$0
Hypothetical Observation	1,000 (at or above	1,800 (at or above	1,400 (below barrier level)	$0

Date 3	barrier level)	barrier level)
Hypothetical Observation Date 4	350 (below barrier level)	900 (below barrier level)	1,600 (below barrier level)	$0

On hypothetical observation date 1, each underlying index closes at or above its respective barrier level. Therefore, a contingent quarterly coupon of approximately $17.50 is paid on the relevant coupon payment date.

On each of the hypothetical observation dates 2 and 3, at least one underlying index closes at or above its barrier level, but one or both other underlying indices close below their respective barrier level(s). Therefore, no contingent quarterly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying index closes below its respective barrier level and accordingly no contingent quarterly coupon is paid on the relevant coupon payment date.

Beginning after 5 years, you will not receive a contingent quarterly coupon on any coupon payment date if the closing value of any underlying index is below its respective barrier level on the related observation date.

How to calculate the payment at maturity:

	Final Index Value			Payment at Maturity
	RTY Index	SPX Index	SX5E Index
Example 1:	1,750 (at or above the barrier level)	4,000 (at or above the barrier level)	3,800 (at or above barrier level)	$1,017.50 (the stated principal amount plus the contingent quarterly coupon with respect to the final observation date)
Example 2:	480 (below the barrier level)	900 (below the barrier level)	2,600 (at or above barrier level)	$1,000 x index performance factor of the worst performing underlying index = $1,000 x (480 / 1,200) = $400
Example 3:	1,260 (at or above the barrier level)	1,400 (at or above the barrier level)	1,200 (below barrier level)	$1,000 x (1,200 / 3,000) = $400
Example 4:	480 (below the barrier level)	945 (below the barrier level)	900 (below barrier level)	$1,000 x (900 / 3,000) = $300
Example 5:	240 (below the barrier level)	630 (below the barrier level)	1,200 (below barrier level)	$1,000 x (240 / 1,200) = $200

In example 1, the final index values of all three underlying indices are at or above their respective barrier levels. Therefore, investors receive at maturity the stated principal amount of the securities and the contingent quarterly coupon with respect to the final observation date. Investors do not participate in the appreciation of any underlying index.

In examples 2 and 3, the final index value(s) of one or two of the underlying indices are at or above the respective barrier level(s) but the final index value(s) of one or both of the other underlying indices are below their respective barrier level(s). Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity and receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index.

Similarly, in examples 4 and 5, the final index value of each underlying index is below its respective barrier level, and investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index. In example 4, the RTY Index has declined 60% from its initial index value to its final index value, the SPX Index has declined 55% from its initial index value to its final index value and the SX5E Index has declined 70% from its initial index value to its final index value. Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the SX5E Index, which is the worst performing underlying index in this example. In example 5, the RTY Index has declined 80% from its initial index value, the SPX Index has declined 70% from its initial index value to its final index value and the SX5E Index has declined 60% from its initial index value to its final index value. Therefore the payment at maturity equals the stated principal amount times the index performance factor of the RTY Index, which is the worst performing underlying index in this example.

If the final index value of ANY underlying index is below its respective barrier level, you will be exposed to the downside performance of the worst performing underlying index at maturity, and your payment at maturity will be less than 65% of the stated principal amount per security and could be zero.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to December 28, 2018

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to December 28, 2018

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the valuation date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2013 to December 28, 2018